Delisting Determination,The Nasdaq Stock Market, LLC,
January 16, 2009, PepperBall Technologies, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock and warrant of PepperBall Technologies, Inc. (the Company), effective at the opening of the trading session on January 26, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule
4310(c)(4). The Company was notified of the Staffs determination on September 23, 2008.
The Company requested a review of the
Staffs determination before the Listing
Qualifications Hearings Panel. Upon review of the information provided by the Company, the Panel determined that the Company did not qualify for inclusion on the Exchange based on its failure to comply with the following Marketplace Rules:
4310(c)(04) and 4340(a). The Company was notified of the Panels decision on November 4, 2008 and trading in the Companys securities was suspended on November 6 and November 10, 2008. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing
Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on December 19, 2008.